May 13, 2005

Robert S. Littlepage, Jr.
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0407
Washington, D.C. 20549

Re:	G&K Services, Inc.
Form 10-K for the fiscal year ended July 3, 2004
Filed September 16, 2004
File No. 0-04063

Dear Mr. Littlepage:

We have reviewed your letter of April 8, 2005 and have prepared the following responses to your comments. To facilitate your review, we have included in this letter your original comments followed by our responses, which have been numbered to correspond to your letter. In addition, a copy of your letter is attached.

Form 10-K for the fiscal year ending July 3, 2004

Note 2. Acquisitions, page F-10

1.	Based on your response to comment 7, it appears that you believe your industry is consolidating to several large providers from many family owned and small local providers. In future filings, revise your discussion within the Business section and also Management’s Discussion and Analysis to give the reader your view on the Company’s plans for future acquisition as well as consolidation within the industry. Because you discuss these acquisitions and the projected impact on your revenue in news releases to the general public, it would appear that this information is meaningful in your Form 10-K.

We confirm that in future filings we will revise our discussion within the Business section and also Management’s Discussion and Analysis to give the reader our view on plans for future acquisitions as well as the consolidation within our industry.

2.	We note your response to comment 8. While it appears that the recent acquisitions are not material to your total assets or net income from a pro forma standpoint, we note that the goodwill balances are material when compared to total assets, and the recent acquisition of Lion Uniform Group will materially increase your direct sale business. Additionally, since the cash outflows have been a material use of cash for investing activities in all periods since June 29, 2002, and in certain periods exceed the total cash provided by operating activities, we believe additional disclosure is necessary. To the extent that you issue press releases on these acquisitions, we believe you should be discussing them in your MD&A at a minimum. Please provide additional disclosure in accordance with paragraph 53 of SFAS 141.

We confirm that in future filings, to the extent we issue press releases on acquisitions, we will at a minimum discuss them in our MD&A. Our Form 10Q for the period ended April 2, 2005 includes this discussion in our MD&A Overview found on page 13 of the report. We also confirm that we will continue to evaluate all acquisitions or series of individually immaterial business combinations during a period that are material in the aggregate and provide additional disclosure in accordance with paragraph 53 of SFAS 141.

Note 3. Goodwill and Intangible Assets, page F-10

3.	We note your response to comment 9. We also note in your response to comment 1 that the business that you have acquired are primarily family owned, small local providers of rental services to small and medium sized customers. In light of the nature of your acquisitions and the apparent geographical discrete nature of the Company’s operations, it is unclear to us why management has not identified components of the Company’s operating segments as reporting units in accordance with the guidance in paragraph 30 of SFAS 142. Please provide us a detailed explanation of your full consideration of the relevant GAAP literature, including the guidance in EITF D-101. Describe in your response the Company’s operations and organization and explain how they relate to the literature.

We have considered the identification of components in our segments according to the guidance in paragraph 30 of SFAS 142. We had concluded that these components do not constitute businesses and if they had, would be aggregated as they have similar economic characteristics.

In order to understand the conclusions we have made, we have prepared the following discussion of our Company’s operations and organization. We provide our customers with apparel and facility service programs from over fifty “production plants,” each providing products and services according to a set of corporate wide standards. Each production plant has a fleet of vehicles that are operated on a route basis, delivering laundered and consumable product to our customers and picking up soiled product. Production plants have a general manager responsible for the plant’s activities and results.

Production plants are grouped into geographical regions as follows:

U.S. Segment:

Western Region — Los Angeles (CA), Pittsburg (CA), Sacramento (CA), Seattle (WA), Albuquerque (NM), Phoenix (AZ), Salt Lake City (UT), Las Vegas (NV) and Denver (CO).

Central Region — Indianapolis (IN), South Chicago (IL), North Chicago (IL), Rockford (IL), Memphis (TN), Jonesboro (AR), Louisville (KY), Kingsport (TN) and Milwaukee (WI).

Southeast Region — Atlanta-Fulton (GA), Atlanta-Buford (GA), Augusta (GA), Charlotte (NC), Graham (NC), Ft. Lauderdale, (FL), Tampa (FL), Lakeland (FL), Montgomery (AL) and Mobile (AL).

Gulf Coast Region — Dallas (TX), Houston (TX), NW Houston (TX), San Antonio (TX), New Orleans (LA) and Jackson (MS).

Eastern Region — Washington DC, East Hartford (CT), Sharon (PA), Portsmouth (VA) and Laurel (MD).

Midwest Region — Kansas City (MO), Minneapolis (MN), St. Paul (MN), Green Bay, WI), St. Cloud (MN), Des Moines (IA), and Davenport (IA).

Canada Segment:

Canadian Region — Windsor (ON), Sault Ste. Marie (ON), Cambridge (ON), Montreal (QC), Ottawa (ON), Toronto (ON), Vancouver (BC), Calgary, (AB)

Each region has a regional vice president responsible for the activities and results of the overall region and regularly reviewing the operating results of each of the plants within the region. Geographic regions are used to create reasonable span of control oversight for each of our production plants. These regions are often adjusted (moving responsibility for oversight of a plant from one region to another) in order to maintain a balanced span of control oversight as we continue to acquire and integrate new operations. Our regions are grouped into two segments, our U.S. operations and our Canadian operations. Each of these segments has a segment manager, responsible for regularly reviewing operating results of the regions and who are directly accountable to and maintain regular contact with the chief operating decision maker.

While each of our regions include the plant and fleet operations used to directly support our customer base, they do not include our garment production, garment distribution and national sales organizations as well as strategic services provided at our corporate headquarters including proprietary process and systems design and support, information technology, accounting, human resources, training, procurement, marketing, engineering and strategic leadership. These organizations and functions report to functional vice presidents who are also accountable to and maintain regular contact with the chief operating decision maker.

In addition to providing the above description of our operations and organization, we have prepared the following in response to your request to provide a detailed explanation of our full consideration of the relevant GAAP literature on why we have not identified any components of our operating segments as reporting units. Paragraph 30 of SFAS 142 defines a reporting unit. In addition EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142, provides clarification that the FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of an entity. The release offers clarification on the following characteristics identified in Paragraph 30 of SFAS 142 that must be present for a component to be a reporting unit.

1.	The Component Constitutes a Business

2.	Discrete Financial Information

3.	Reviewed by Segment Management

4.	Similar Economic Characteristics

In analyzing the definition of a reporting unit, we offer the following descriptions, analysis and conclusions:

Component Constitutes a Business

The determination of whether a component constitutes a business requires judgment based on specific facts and circumstances. EITF No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” provides a framework for evaluating whether the basic elements of a business exists including inputs, process and outputs.

In making our decision, we conclude that our regional operations have:

*	Long lived assets

*	The ability to obtain garments and other products

*	Local management and process employees

*	Access to local market for new local customers

Our regional operations do not have:

*	Intangible assets, G&K trade names and customer lists

*	Proprietary process and systems, including automated garment sortation, wash floor systems, waste handling processes, garment tracking systems and numerous process automation systems..

*	Centralized garment manufacturing, procurement, preparation and distribution functions.

*	Strategic management and centralized accounting, payroll, human resources and benefits management, marketing, engineering, sales, information systems and procurement functions

*	Customer contracts, including national or regional account customer contracts

While they are critical to the overall business, functions such as accounting and payroll can be obtained from many sources at a cost. Of greater importance to our assessment are the centralized manufacturing, procurement, preparation and distribution functions. These processes can most likely be replaced, however the cost would be more significant. Also critical to our assessment is the G&K trade names, the centralized development, implementation and on going support for critical process functions and customer contracts, including national account contracts. We have concluded that these missing elements taken as a whole are more than minor because they cannot be obtained easily and would require significant cost to obtain.

Discrete Financial Information

We have applied the term “discrete financial information” in the same manner that we applied it in determining operating segments in accordance with paragraph 10 of SFAS 131. While we do not assign all assets and liabilities to any components within our segments (there is no balance sheet or cash flows), we do compile operating results within our segments. The operating results do include significant inter-company allocations for garment manufacturing, distribution, corporate services and use of intellectual property. Thus we conclude that there is discrete financial information available one level below our operating segments.

Reviewed by Segment Management

Paragraph 14 of SFAS 131 states “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. G&K is organized in such a manner that we do have a segment manager for each of our two operating segments who are directly accountable to and maintains regular contact with the chief operating decision maker.

Similar Economic Characteristics

EITF D-101, “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142,” states that evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.” EITF D-101 also indicates “that assessment should be more qualitative than quantitative.”

Footnote 20 to paragraph 30 of SFAS 142 points to the guidance provided in paragraph 17 of SFAS 131 in considering whether components have similar economic characteristics. EITF D-101 states that the Board intended that all of the factors in paragraph 17 be considered, but also indicated that the Board did not intend that every factor must be met or that the determination of whether two components are economically similar be limited to just those factors. In determining whether the components of our operating segments have similar economic characteristics, we offer the following discussion:

Nature of products and services — We generally offer the same set of products and services to our customers from each of our plants.

Nature of the production process — As each of our operations is similar in the products and services that are offered, we have also developed and implemented standard processing standards for providing these products and services.

Type of class of customer — Each of our operations is similar in that they serve a broad base of customers in virtually all industries including automotive, warehousing, distribution, transportation, energy, manufacturing, pharmaceutical, semi-conductor, restaurants and hospitality and many others.

Method used to distribute products — We manufacture or procure, prepare and distribute garments used in our business in centralized manufacturing and distribution locations. Each of our operations delivers its products and services using the same route delivery processes and systems.

Nature of regulatory environment — Each of our processing facilities generates modest amounts of wastes in connection with the washing process. Some of these wastes may be classified as hazardous wastes under environmental regulations. We have designed and installed sophisticated waste handling processes and equipment in each of our operations in order to ensure all of these wastes are disposed of properly.

Nature in which business is operated — Key to our business model is the standardization of process and procedures for all of our operations as well as centralizing strategic functions.

Goodwill is recoverable from separate operations — Goodwill is generated in connection with our acquisition of business assets. The goodwill relates to our ability to integrate the assets into our existing operations and take advantage of our systems, process and abilities to leverage and create synergies that will result in increased future earnings capability for the entire segment operations. Components themselves are not dependent upon each other in order to deliver products and services.

Sharing of assets or resources — Each of our operations share in the benefits and costs related to the centralized manufacturing and distribution capabilities. In addition, strategic leadership, marketing, sales, engineering, accounting, information systems and human resources are centralized in the corporate headquarters and the benefits and costs are shared by all locations.

Support and benefit from common research and development projects

•	Plant Processes — We have developed and installed sophisticated process automation and control technology to enhance the efficiency of our plant operations. These systems are developed centrally at our corporate headquarters through a collaboration of our engineering and information technology resources.

•	Waste Processing — Each of our processing facilities generates modest amounts of wastes in connection with the washing process. These proprietary systems have been developed centrally at our corporate headquarters.

•	Information systems — All information systems supporting our sales, plant processes, accounting and human resources are developed at our corporate headquarters.

Long-term financial performance — Core operations are identical, therefore we would expect long term performance to be similar. Current operating results do vary between our locations. Current operating results will vary for a number of reasons, primarily when we have start-up locations, newly acquired locations that are being converted to our business processes and systems and locations that are being combined (normally as a result of an acquisition). Our expectations for consistent long-term financial performance are based on both past history and our business model that is based on centralization of critical functions and standardization of decentralized functions (as demonstrated in the following discussion).

Based on the above, we concluded that the components of our segments do share significant similar economic characteristics.

4.	In future filings expand your discussion relating to your annual impairment testing under SFAS 142 in a manner consistent with your response to comment 10.

We confirm that in future filings we will expand our discussion on how we perform our annual impairment testing under SFAS 142 in a manner consistent with our response to comment 10. Our Form 10Q for the period ended April 2, 2005 includes this discussion in our MD&A Critical Accounting Policies found on page 14 of the report.

     In connection with responding to your comments, the Company acknowledges that:

*	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Upon review of this response letter, if you have any additional questions or wish to discuss any of the responses please do not hesitate to contact Jeff Wright our Senior Vice President and Chief Financial Officer at (952) 912-5728 or Mike Woodard, our Vice President, Controller and Principal Accounting Officer directly at (952) 912-5781.

Sincerely,
/s/ Jeffrey L. Wright
Jeffrey L. Wright
Senior Vice President and Chief Financial Officer

/s/ Michael F. Woodard
Michael F. Woodard
Vice President, Controller and Principal Accounting Officer

Cc:	Richard L. Marcantonio
President and Chief Executive Officer
Audit Committee of the Board of Directors